FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16

                    under the Securities Exchange Act of 1934

                         COMMISSION FILE NUMBER: 0-29031

                             NET-FORCE SYSTEMS INC.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                        Suite #10-Epicurean, Woods Centre
                                 P.O. Box W-645
                        St. John's, Antigua, West Indies
              (Address of principal executive offices and zip code)

                               Tel: (268)562-3452
                               Fax: (268)562-3453
                      (Issuer's telephone and fax numbers)

For the month of _____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X               Form 40-F
                           -----                      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No  X
                     -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -------



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On June 1st, 2003, through an Extraordinary  Shareholders  Resolution dated June
1st, 2003, approved the sale of all of the 100 issued shares of Net Force Entertainment Inc., the operating subsidiary of Net Force Systems Inc., for total proceeds of $100.00 plus the assumption of debt, to Geneva Overseas Holdings Ltd., a British Virgin Islands Corporation.

Further  on June  3rd,  2003  the  Registrant  created  a new  subsidiary  named
Atlantica Resorts Ltd., a British Virgin Islands corporation, to pursue opportunities in the resort properties marketing industry in the Caribbean.

Pursuant to the requirements of the Securities Exchange Act of 1934, The registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Signatures
----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date  July 2, 2003
    ----------------------


                                             By: /s/ Terry Bowering
                                                -------------------------
                                                Terry Bowering
                                                President